Exhibit 99.1

TOMBSTONE EXPLORATION ANNOUNCES THE APPOINTMENT OF

SIMON RUSSELL AS CHIEF OPERATING OFFICER

-Due Diligence on Several Gold and Silver Property Acquisitions in Progress-

Phoenix, AZ – February 18, 2009 - Tombstone Exploration Corporation (OTCBB:TMBXF) announced today that Simon Russell has joined TMBXF as Chief Operating Officer.  Mr. Russell is a Geological Engineering graduate of the University of Arizona.  He is also an alumnus of the New Mexico Institute of Mining and Technology, and completed several graduate courses at the University of Nevada, Reno’s Mackay School of Mines.

Mr. Russell has extensive experience in developing and operating underground metal mines in Nevada for Golden Phoenix Minerals and Queenstake Resources. He also worked for the consulting engineering firm MWH at ASARCO and BHP Billiton copper mines in Arizona.

Mr. Russell has consulted for the Company in the past, and is familiar with TMBXF’s  exploration program. He has visited several of the Company’s past producing mines in the West Tombstone District, and is helping identify additional targets for the upcoming Drill Program. On behalf of the Company, he is currently doing due diligence on several prospective gold and silver property acquisitions near Tombstone plus elsewhere in Arizona. Underground vein samples from these properties have been sent to American Assay Laboratories in Reno, Nevada.  As more information becomes available, shareholders will be updated.

Alan Brown, President and CEO of Tombstone, remarked, “We are indeed fortunate in having a person with Simon’s credentials working with the Company.  He has a wealth of experience that will benefit TMBXF.”

Tombstone Exploration Corporation (TMBXF) is focused primarily on exploration and development of mineral resources. At the completion of the feasibility study, the Company will then consider joint venture mining or some other scenario that would eventually expedite a mining operation on the Tombstone property. More often in these scenarios, the Company would become subject to take over offers based on a positive economic feasibility study. The Company understands that the discovery to feasibility phase generally offers the best return on investment to shareholders.  Tombstone Exploration Corporation has the mineral rights to approximately 11,500 acres of historical mining land in the areas around Tombstone, Arizona and is now the largest landholder in the Tombstone Mining District.  Through expansion, the Company will acquire new properties.

For more information on Tombstone Exploration Corporation, please visit www.tombstonemining.com.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation’s ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation’s expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation’s success are more fully disclosed in Tombstone Exploration Corporation most recent public filings with the U.S. Securities and Exchange Commission.

CONTACT:

Tombstone Exploration Corporation

Alan M. Brown, President

abrown@tombstonemining.com

480-305-4507

Investor Relations:

The Eversull Group, Inc.

Jack Eversull

972-378-7917

972-378-7981 (fax)

jack@theeversullgroup.com